SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 25, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated November 23, 2005 re. France Telecom’s offering of a GBP 350 million bond.

Paris, November 23, 2005

France Telecom: offering of a GBP 350 million bond

France Telecom has closed a GPB 350 million bond offering:

Currency	Format	Term	Notional	Coupon	Re-offer spread
GBP	Fixed-rate	20-years	350 million	5.25%	105 bp over Gilts

The Group has seized a window of opportunity in the bond markets to optimize the refinancing of its debt denominated in sterling.

Dresdner Kleinwort Wasserstein, HSBC and Royal Bank of Scotland acted as joint-bookrunners for the offering.

Press Contacts:

+33 (0)1 44 44 93 93

Nilou du Castel	nilou.ducastel@francetelecom.com
Sébastien Audra	sebastien.audra@francetelecom.com
Bertrand Deronchaine	bertrand.deronchaine@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 25, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information